EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Earnings:
Net income	$61,981	$50,155	$112,801	$93,571
Equity in income of unconsolidated entities	(356)	(329)	(854)	(686)
Income tax expense	570	618	1,210	1,269
Net income before equity in income of unconsolidated entities and income tax expense	62,195	50,444	113,157	94,154
Add:
Distribution of income from investments in unconsolidated entities	586	118	1,039	339
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	44,073	40,688	85,773	79,292
Deduct:
Capitalized interest	488	2,207	1,283	4,227
Total earnings (A)	$106,366	$89,043	$198,686	$169,558

Fixed charges and preferred dividends:
Interest expense	$43,585	$38,481	$84,490	$75,065
Capitalized interest	488	2,207	1,283	4,227
Total fixed charges (B)	$44,073	$40,688	$85,773	$79,292
Preferred dividends, including redemption costs	922	922	1,844	1,844
Total fixed charges and preferred dividends (C)	$44,995	$41,610	$87,617	$81,136

Ratio of Earnings to Fixed Charges (A/B)	2.4 x	2.2 x	2.3 x	2.1 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.4 x	2.1 x	2.3 x	2.1 x